ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2018
(In Thousands)

Assets

Cash	$	516,807
Securities segregated under Federal and other regulations (with a market value of $40,975)		40,419
Collateralized financing agreements:		
Securities borrowed (of which $3,061,071 is with an affiliate)		10,936,978
Securities purchased under agreements to resell at fair value		39,094,947
Securities received as collateral at fair value		2,434,301
Receivable from affiliates		3,741
Receivable from brokers, dealers, and clearing organizations		282,111
Receivable from customers		681,318
Financial instruments owned, at fair value		163
Financial instruments owned, not readily marketable, at fair value		1,581
Other assets		7,121
Total assets		**$ 53,999,487**

Liabilities and Member's Equity

Liabilities:		
Short-term loan from affiliate	$	366,000
Collateralized financing agreements:		
Securities loaned		4,479,227
Securities sold under agreements to repurchase at fair value		45,024,707
Payable to brokers, dealers, and clearing organizations		251,560
Payable to customers		31,257
Financial Instruments sold, not yet purchased, at fair value		9,994
Obligation to return securities received as collateral at fair value		2,434,301
Accounts payable, accrued expenses, and other liabilities		10,145
Total liabilities		52,607,191
Commitments and Contingencies (note 16)		
Equity:		
Member's equity		921,481
Retained Earnings		470,815
Total Member's Equity		1,392,296
Total liabilities and member's equity		**$ 53,999,487**